Momentous Holdings Corporation

April 2, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn : Ryan Rohn

Re: Momentous Holdings Corporation

Form 10-K for the Fiscal Year ended May 31, 2023

Form 10-KT for the transition period from June 1, 2023 to November 30, 2023 File No. 333-207163

Attached are the Company’s responses to your January 11, 2024 comment letter to the Company.

Form 10-K for the Fiscal Year ended May 31, 2023 Item

9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting , page 15

1.	Amend your filing to include a statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

The framework was identified in the Company’s 10-K/A filing on March 21, 2024

Report of Independent Registered Accounting Firm , page F-2

2.	Amend your filing to have your auditors include an unqualified opinion in their audit report. Refer to SAB Topic 1E2. Please note, a report that states that the auditor is disclaiming an opinion on the financial statements for any reason does not satisfy the requirements of S-X Article 2. In addition, file a Form 8-K to disclose that the financial statements provided in the 10-K do not include an unqualified report by your auditor. Refer to General Instructions B of Form 8-K.

The Company’s financial statements in its 10-K/A filing on March 21, 2024, for the fiscal years ended May 31, 2023 and May 31, 2022, included unqualified opinions.

Financial Statements , page F-4

3.	Please amend your filing to provide two years of audited financial statements. Refer to Rule 8-02 of Regulation S-X.

The 10-K/A filing on March 21, 2024 includes two years of audited financial statements.

Gene ral

4.	We note you filed your Form 10-K for the fiscal year May 31, 2023 on September 15, 2023. Previously, you filed your Form 10-K for the fiscal year May 31, 2020 on February 26, 2021. It does not appear that you have filed any additional filings during this time. Please explain your plan to get current in your filings. That is, tell us when you plan to file the 10-K’s for the fiscal years ended May 31, 2021 and 2022, respectively, and the respective 10-Q’s.

As noted in response #3 above, two years of audited financials have been filed for 2022 and 2023.

5.	We note your disclosure on page 1 that David Lazar was appointed custodian of the Company on July 6, 2023 and appointed Chief Executive Officer, among other titles. Please file a Form 8-K to disclose this change in control of the Company. Refer to Section 5 of Form 8-K.

On January 9, 2024 the Company filed an 8-K which described a change of control of the Company and David Lazar’s departure from the Company as well as the end of his custodianship. We think that filing an 8-K now subsequent to the 8-K filing announcing David Lazar as Custodian, would be confusing. Therefore we respectfully request this requirement to be waived.

Form 10-KT for the transition period from June 1, 2023 to November 30, 2023 Item

10. Directors, Executive Officers and Corporate Governance, page 17

6.	Please disclose any material proceedings to which any director, officer or affiliate of the registrant has occurred. For example, we note the following Settlement Agreement at sec.gov/Archives/edgar/data/1211805/000149315221027294/ex10-1.htm involving David Lazar, the Company's CEO. Refer to Item 103(c) and Item 401(f) of Regulation S- K.

Financial Statements , page F-1

7.	Please revise your filing to include two years of audited financial statements for the most recent fiscal years pursuant to Regulation S-X.

8.	Please revise your filing to include prior year information comparable to the transition period. Note that this comparable year information may be unaudited and included in the footnotes to the financial statements. Refer to FRR 35.

On March 27, 2024 the Company filed an 8-K/A in which we indicated that no reliance should be placed upon the Form 10-KT because the Company had voted to rescind the change of year end. We also indicated that we would be filing the 10-Q’s going forward necessary to become current. Therefore we believe that no responses are required for comment #6, #7 and number #8.

Respectfully submitted.

Momentous Holdings Corporation

By:	/s/ Pan Zhongjian
Pan Zhongjian
Chief Executive Officer
(Principal Executive Officer)

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